04046764

FID-B-04-060
November 18, 2004

RECD S.E.C.
NOV 3 0 2004
1086

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Operating Results for the 2nd Quarter Ended September 30, 2004
- Presentation Material of the Operating Results for the Semi-Annual Ended September 30, 2004
- JSAT to Form Alliance With Major Taiwanese Telecommunications Operator

Thank you for your attention and cooperation.

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Yours faithfully,

Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

12/21

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

November 11, 2004
JSAT Corporation

Operating Results for the 2nd Quarter Ended September 30, 2004

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the second quarter ended September 30, 2004. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2005, under Japanese GAAP (unaudited)
5. Financial Highlights under US GAAP (unaudited)
6. Summary of Consolidated Financial Statements under US GAAP (unaudited)
7. Outlook for the Year Ending March 31, 2005, under US GAAP (unaudited)

1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the second quarter ended September 30, 2004, are as follows:

Three months ended	Sep. 30, 2004	Sep. 30, 2003	Change
	¥ Million	¥ Million	%
Revenues	10,986	11,082	-0.9%
Operating income	1,909	2,924	-34.7%
Ordinary profit	2,002	2,557	-25.0%
Net Income	1,090	1,511	-21.7%
Total assets	166,960	176,878	-5.6%
Shareholders' equity	96,140	101,968	-5.7%
Net operating cash flow	4,519	4,637	-2.5%
EBITDA	6,226	6,951	-10.4%
EBITDA margin	56.7%	62.7%	-6.0point
Earnings per share(EPS)	¥3,058.70	¥3,976.49	-23.1%
Weighted average number of shares outstanding	356,419	379,988	-

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of Sep. 30, 2004	As of Sep. 30, 2003
Assets		
Current assets	16,414	18,426
Fixed assets	150,051	158,131
Deferred assets	494	320
Total assets	166,960	176,878
Liabilities and shareholders' equity		
Current liabilities	23,171	16,399
Long-term liabilities	47,481	57,867
Minority interests	167	643
Common stock	53,769	53,769
Additional paid-in capital	31,188	31,188
Retained earnings	16,237	12,905
Unrealized gains on securities	5,271	5,510
Foreign currency translation adjustment	(399)	(3)
Treasury stock	(9,927)	(1,403)
Total shareholders' equity	96,140	101,968
Total	166,960	176,878

(2) Summary of Statements of Income

(¥ Million)

Three months ended	Sep. 30, 2004	Sep. 30, 2003	Change (%)
Revenues	10,986	11,082	-0.9%
Operating expenses	9,077	8,158	+11.3%
Operating income	1,909	2,924	-34.7%
Other income (expenses)	9	(367)	-
Ordinary income	2,002	2,557	-21.7%
Extraordinary income (expenses)	25	8	-
Income before income taxes and minority interests	1,893	2,566	-26.2%
Income taxes	784	1,046	-25.0%
Minority interests	18	9	+100.0%
Net income	1,090	1,511	-27.9%

(3) Revenues for Each Service

(¥ Million)

Three months ended	Sep. 30, 2004	Sep. 30, 2003	Change (%)
Network-Related Services	3,989	4,402	-9.4%
Broadcast & Video Distribution Services	6,957	6,515	+6.8%
Other	39	163	-75.9%
Total	10,986	11,082	-0.9%

(4) Consolidated Statements of Cash Flow

(¥ Million)

Three months ended	Sep. 30, 2004	Sep. 30, 2003
Operating activities (net cash)	4,519	4,637
Income before income taxes	1,893	2,566
Depreciation and amortization	4,241	4,179
Payments for income taxes	8	8
Other	(1,623)	(2,117)
Investing activities (net cash)	(4,347)	(6,406)
Property and equipment	(3,321)	(5,641)
Business investments	(445)	(192)
Financial investments	(580)	(573)
Financing activities (net cash)	(505)	896
Proceeds from short-term borrowings	1,170	325
Repayments of short-term borrowings	(200)	(800)
Proceeds from long-term borrowings	1,000	3,400
Repayments of long-term borrowings	(2,216)	(2,116)
Payments for dividends	(259)	(228)
Proceeds from sales of treasury stock	-	1,719
Payments for purchase of treasury stock	-	(1,402)
Cash and cash equivalents at beginning of the quarter	2,952	2,932
Cash and cash equivalents at end of the quarter	2,633	2,046

3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the second quarter ended September 30, 2004. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Japan Cablecast Inc.** (100% ownership)

(¥ Million)

Three months ended	Sep. 30, 2004
Revenues	80
Operating income	(477)
Ordinary profit	(507)
Net income	(282)

- **JSAT International Inc.** (100% ownership)

(¥ Million)

Three months for	Apr.-Jun., 2004
Revenues	149
Operating income	(43)
Ordinary profit	(36)
Net income	(36)

※Regarding JSAT International Inc. (JII), the second quarter is a period from April to June. JII's operating results include Horizons Satellite LLC's operating results.

- **Satellite Network, Inc.** (92% ownership)

Three months ended	Sep. 30, 2004 (¥ Million)
Revenues	1,314
Operating income	87
Ordinary profit	86
Net income	52

(2) Affiliates

- **Pay Per View Japan, Inc.** (20% ownership)

Three months ended	Sep. 30, 2004 (¥ Million)
Revenues	3,584
Operating income	42
Ordinary Profit	39
Net income	39

4. Outlook for the Year Ending March 31, 2005, under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2005, under Japanese GAAP, remains unchanged as follows:

	Year ending March 31, 2005
	¥ Million
Revenues	44,000
Operating income	7,000
Ordinary profit	6,600
Net income	4,000
Earning per share (EPS)	¥ 11,222.75
EBITDA	24,800
EBITDA margin	56.4%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

5. Financial Highlights under US GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP may differ from Japanese GAAP in material ways. Presented below are summaries of US GAAP financial results for reference purposes:

Three months ended	Sep. 30, 2004	Sep. 30, 2003	Change
	¥ Million	¥ Million	%
Revenues	10,563	10,866	-2.8%
Operating Income	1,900	2,816	-32.5%
Net Income	1,451	1,437	+1.0%
Total assets	167,794	178,133	-5.8%
Shareholders' equity	95,135	100,931	-5.7%
Net operating cash flow	4,345	4,758	-8.7%
EBITDA	6,466	6,740	-4.1%
EBITDA margin	61.2%	62.0%	-0.8 point
Earning per share (EPS)	¥4,071.33	¥3,781.10	+7.7%
Weighted average number of shares outstanding	356,419	379,989	-

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

(1) Summary of the Balance Sheets

	As of Sep. 30, 2004	As of Sep. 30, 2003
Assets	¥ Million	¥ Million
Current assets	29,111	31,029
Investments, etc.	26,876	23,353
Property and equipment	107,147	118,363
Other assets	4,660	5,387
Total assets	167,794	178,133
Liabilities and shareholders' equity		
Current liabilities	23,705	17,033
Long-term liabilities	48,810	59,548
Minority interests	144	621
Common stock	53,770	53,770
Additional paid-in capital	34,407	34,427
Retained earnings:		
Appropriated for legal reserve	5	-
Unappropriated	11,418	7,774
Accumulated other comprehensive income	5,464	6,364
Treasury stock	(9,927)	(1,403)
Total shareholders' equity	95,135	100,931
Total	167,794	178,133

(2) Summary of Statements of Income

(¥ Million)

Three months ended	Sep. 30, 2004	Sep. 30, 2003	Change (%)
Revenues	10,563	10,866	-2.8%
Operating expenses	8,663	8,050	+7.6%
Operating income	1,900	2,816	-32.5%
Other income (expenses)	451	(313)	-
Income before income taxes and minority interests	2,350	2,503	-6.1%
Income taxes	884	1,058	-16.4%
Minority interests	(15)	(9)	-
Net income	1,451	1,437	+1.0%

(3) Revenues for Each Service

(¥ Million)

Three months ended	Sep. 30, 2004	Sep. 30, 2003	Change (%)
Network-Related Services	3,576	4,186	-14.6%
Broadcast & Video Distribution Services	6,948	6,516	+6.6%
Other	40	164	-75.6%
Total	10,563	10,866	-2.8%

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	Sep. 30, 2004	Sep. 30, 2003
Operating activities (net cash)	4,345	4,758
Net income	1,451	1,437
Depreciation and amortization	4,043	4,055
Other	(1,148)	(734)
Investing activities (net cash)	(4,031)	(6,414)
Property and equipment	(3,317)	(2,374)
Business investments	(445)	(192)
Financial investments	(269)	(3,849)
Financing activities (net cash)	(648)	783
Proceeds from short-term borrowings	1,170	325
Repayments of short-term borrowings	(200)	(800)
Proceeds from long-term borrowings	1,000	3,400
Repayments of long-term borrowings	(2,216)	(2,116)
Payments for purchase of treasury stock	-	(1,403)
Proceeds from sale of treasury stock	-	1,719
Payments for dividends	(259)	(229)
Other	(142)	(113)
Effect of exchange rate changes on cash and cash equivalents	14	(12)
Cash and cash equivalents at beginning of the quarter	2,953	2,932
Cash and cash equivalents at end of the quarter	2,634	2,047

7. Outlook for the Year Ending March 31, 2005, under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2005, under the US GAAP, is provided below.

	Year ending March 31, 2005
	¥ Million
Revenues	42,600
Operating income	7,100
Net income	4,400
Earning per share (EPS)	¥11,678.0
EBITDA	23,050
EBITDA margin	54.1%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

JSAT

Operating Results for the Semi-Annual Ended September 30, 2004

JSAT Corporation

FASF

Forward-Looking Statements

Statements about our expectations, strategies, objectives and targets contained in these presentation materials are forwarding-looking statements and are not historical facts. These forward-looking statements are based on management's assumptions, plans, expectations and judgments based on information currently available to management. The management targets included in these presentation materials are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of our business strategies. We may not be successful in implementing our business strategies, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of a wide range of possible reasons, including:

- demand for our services or the level of services used by our major customers may decline;
- one of satellites could fail or lose capacity;
- we may fail to successfully launch a satellite into proper orbit;
- our back-up satellite may not perform properly when needed;
- countries may fail to internationally coordinate orbital slots and communication frequencies;
- future changes in laws and regulations may limit our business and operations;
- our business may be negatively affected by developments in graphic and audio compression technology and digital telecommunication technology or by other technological advancements and innovations;
- the costs of our satellites may exceed our estimated expenditure as a result of satellite specifications changes, fluctuations in the currency exchange rates, or conditions in the insurance market;
- we may find it difficult or impossible to obtain financing to purchase satellite equipment and build facilities;
- fluctuations in interest rates and currency exchange rates may negatively affect our business;
- poor business results of our major customers may negatively affect our business with them;
- increasing competition in mainly Japan, Asia, Europe, and North American regions may negatively affect our results of operations; and
- various other factors, risks and uncertainties could negatively affect our businesses.

You should keep in mind that any forward-looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements.

▷ Contents

▷ Contents

✓ Higher Operating results than initial forecasts

✓ Resolved an interim dividend of ¥3,000 per share

✓ Steady expansion in the number of cable TV operators adopting JC-HITS and starting program distribution

✓Expanding Global Business :

- **Investment and cooperative ties with Teleport Access Services, Inc. of Taiwan**
- **Sakhalin Project in Russia**

✓Business Outlook for the Second Half of Fiscal 2004

- **Marketing campaign to encourage widespread uptake of JC-HITS and PPV services**
- **Partnership with the NTT Group in the solutions-based business**
- **Growing revenues from services for government agencies in Japan and abroad**
- **Steadily increase orders to raise sales of Horizons-1 services**

▷ Summary of the Semi-Annual Operating Results

Recorded higher operating results than initial forecasts.
Increased proactive investment for future business expansion.

(Millions of Yen, except EPS and EBITDA margin)	For six months ended Sep 2004 (Results)	Sep 2004 (Revised Outlook)	FY2004 (Outlook)	Achievement	Sep 2003 (Results)	Change
Revenues	21,809	21,300	44,000	49.6%	21,964	99.3%
Operating expenses	17,497	-	-	-	16,104	108.7%
Operating income	4,311	3,600	7,000	61.6%	5,859	73.6%
Ordinary profit	4,286	3,300	6,600	64.9%	5,453	78.6%
Net income	2,316	1,800	4,000	57.9%	3,114	74.4%
Net operating cash flow	13,936	-	23,000	60.6%	12,785	109.0%
Earnings per share	6,413.67	-	11,223	57.1%	8,212.30	78.1%
EBITDA	12,917	-	24,800	52.1%	14,018	92.1%
EBITDA margin	59.2%	-	56.4%	-	63.8%	-4.6 point

* These Financial results and data are based on Japanese GAAP.

▷ Analysis of the Semi-Annual Operating Results

Revenues ¥21,809 mil. (YoY down 155 mil.)	【Main Positive Factors】 ➢ Increased the number of channels for the CS digital broadcasting ➢ Providing satellite links to NTT DoCoMo (started from the 2Q of FY03) ➢ Growing revenues from global businesses: acquisition of new contracts with government organizations ➢ Recorded revenues related to cable TV operators using JC-HITS 【Main Negative Factors】 ➢ Decreased revenues due to partial cancellation of contract with NTT Communications ➢ Completion of the School Internet contract
Operating Income ¥4,311 mil. (YoY down 1,548 mil.)	【Main Positive Factors】 ➢ Increased the number of channels for the CS digital broadcasting ➢ Providing satellite links to NTT DoCoMo (started from the 2Q of FY03) 【Main Negative Factors】 ➢ Recorded operating expenses due to the start of JC-HITS service ➢ Recorded cost of services for Horizons-1 ➢ Increased depreciation (Main factor: Acquisition of the NTT DoCoMo's portion on N-STARa/b)
Operating Cash Flow ¥13,936 mil. (YoY up 1,150 mil.)	【Main Positive Factors】 ➢ Cancellation fee income from NTT Communications ➢ Reduction of income taxes

* These Financial results and data are based on Japanese GAAP.

▷ Revenues for Each Service

JSAT Corporation

(Millions of Yen)	For six months ended Sep 2004	Sep 2003	Change
Network-Related Services	7,968	8,610	92.5%
Broadcast & Video Distribution Services	13,549	12,984	104.4%
Other	290	369	78.6%
Total	21,809	21,964	99.3%

Current situation of each service

Network-Related Services	【Main Positive Factors】 ・Providing satellite links to NTT DoCoMo (started from Aug. 2003) ・Growing revenues from global businesses: New contracts with government organizations 【Main Negative Factors】 ・Decreased in revenues due to partial cancellation of contract with NTT Communications ・Completion of the School Internet contract
Broadcast & Video Distribution Services	【Main Positive Factors】 ・Increased the number of channels for CS digital broadcasting ・Started Horizons-1 services ・Recorded revenues related to cable TV operators using JC-HITS

* These Financial results and data are based on Japanese GAAP.

▷ Cash Flow Data

JSAT Corporation

(Millions of Yen)	For six months ended Sep 2004	Sep 2003
Operating activities (net cash)	13,936	12,785
Income before income taxes	4,265	5,462
Depreciation and amortization	8,374	8,143
Payments for income taxes	(1,769)	(2,831)
Other	3,065	2,011
Investing activities (net cash)	(3,344)	(8,957)
Property and equipment	(6,500)	(7,655)
Business investments	(460)	(532)
Financial investments	3,616	(769)
Financing activities (net cash)	(10,203)	(3,275)
Proceeds form short-term borrowings	1,170	325
Repayments of short-term borrowings	(1,200)	(2,800)
Proceeds form long-term borrowings	1,000	3,400
Repayments of long-term borrowings	(3,298)	(3,198)
Proceeds from sales of treasury stock	-	1,719
Payments for purchase of treasury stock	(6,743)	(1,402)
Payments for dividends	(1,115)	(1,317)
Other	(15)	-
Cash and cash equivalents at beginning of period	2,233	1,499
Cash and cash equivalents at end of period	2,633	2,046

Main Factors for Increase in Operating Cash Flow:

・Cancellation fee income	¥ 2,047 M
・Decrease in income taxes	-¥ 1,062 M

Major Investments for Property and Equipment:

・Satellite acquisition	¥4,449 M
・JC-HITS	¥1,647 M
・Expansion of YSCC	¥249 M

Total Borrowings:

・Short-Term Borrowings	¥ 1,270 M
・Long-Term Borrowings	¥ 34,209 M
・Convertible Bonds	¥ 20,000 M
Total	¥ 55,479 M

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation

▷ Operating Results for Major Subsidiaries and Affiliates

Posted stable operating results as initially forecasted

(Millions of Yen)

Japan CableCast Inc. (100% ownership)	
Revenues	119
Operating Income	(737)
Ordinary Profit	(797)
Net Income	(572)

JSAT International Inc. (100% ownership)	
Revenues	149
Operating Income	(179)
Ordinary Profit	(191)
Net Income	(191)

Satellite Network, Inc. (92% ownership)	
Revenues	2,514
Operating Income	165
Ordinary Profit	166
Net Income	96

Pay Per View Japan, Inc. (20% ownership)	
Revenues	7,533
Operating Income	31
Ordinary Profit	25
Net Income	25

* Regarding JSAT International Inc. (JII), the semi-annual is a period from January to June. JII's operating results include Horizons Satellite LLC's operating results.
* JSAT' ownership of Satellite Network, Inc. became 92% after the acquisition of its additional shares on August 31, 2004.

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation

▷ Contribution to Shareholders

Annual Dividend and Payout Ratio

	FY2000	FY2001	FY2002	FY2003	FY04 Semi-Annual
Dividend	¥6,000 ※	¥5,000	¥6,000	¥6,000	¥3,000
Payout Ratio	45.7%	33.8%	36.2%	37.3%	35.8%

※ Dividend for FY2000 included commemorative dividend of ¥1,000 for listing at the 1st Section of the Tokyo Stock Exchange.

Acquisition of Treasury Stock

As of Sep. 30, 2004 (Accumulation)	Total No. of Shares	26,735

JSAT acquired 19,500 shares in total for six months ended Sep. 30, 2004 (April 1, 2004 – Sep. 30, 2004).

▷ Status of JC-HITS Business①

Summary of Interim Operating Results

- ➢ Steady growth in number of cable TV operators to adopt JC-HITS
  -- approx. 80 as of November 2004
- ➢ Of the aforementioned operators, more than 33 cable TV operators already started using JC-HITS as of November 2004

- ➢ Launched pay-per-view (PPV) service "Elabo" in June 2004, with 1,200 titles already broadcast
- ➢ Procured unique program content, now broadcasting on "Choose Channel", an original "Elabo" channel, to support the spread of PPV services
- ➢ Marketing campaign to encourage the uptake of PPV services

Elabo エラボ

Channel	Name	Content
Ch.150	パワープラッツ	話題の新作映画（洋画・邦画等）
Ch.172	パーフェクトチョイス	
Ch.173	パーフェクトチョイス	
Ch.174	パーフェクトチョイス	
Ch.198	PPVセレクト	映画、ドラマ、イベント等 JC-HITSオ リジナル編成
Ch.199	チューズチャンネル	
Ch.950	プレイボーイチャンネル※	成人向け番組
Ch.951	レインボーチャンネル※	
Ch.952	ミッドナイト・ブルー※	
Ch.953	パラダイステレビ※	
Ch.954	みるく906	
Ch.960	パーフェクトチョイス110	

※ ペイ・パー・デイ(PPD)及びペイチャンネルで視聴可能なチャンネルです

▷ Status of JC-HITS Business②

Trend of Cable TV Operators using JC-HITS

The number of cable TV operators adopting JC-HITS service has risen steadily since the beginning of FY 2004



November
Sendai CATV Co., LTD.
Cable Net Suzuka Co., Ltd.
Cable Network Konko Co., Ltd
Tamashima Cable Television
Kasaoka Cable Television
Ihara Cable Vision
Kibi Cable Television
Yakage Cable Television
October
Takaoka Cable Network Co., Ltd.
Tonami Satellite Communications Television Inc.
HIMI-HAKUI Cable net Inc.
Shin-Minato Cable Network
Cable Television TOYAMA Co,. Ltd.
Kami-Nei CATV
Shinkawa Information Center
Namekawa Nakashinkawa Broad Area Association
K-Vision
September
Shiga Cable Network
August
Keihanshin Cable Vision, Kita-Kobe Media Cable Network
Bay Communications Inc.
Asagao Television
Oni-Vision
Cable Station Fukuoka
July
Tokyo Cable Network, Inc.
Cable Television Kobe Inc.
Reinan Cable Network
Mikata Cable Network
June
Edogawa Cable Television Inc.
ZTV Corporation
April
Ichikawa Cable Network Co., LTD.
Kita Cable Network Inc.
Cable Television Tokyo, LTD
Toshima Cable Network Co., LTD.

▷ Expanding Global Business: ①
Investment and Collaboration With Teleport Access Services, Inc.

- **Investment Points:**
  - ➢Build a strategic partnership with Teleport Access Services, Inc. (TAS) to expand digital content distribution and other services by using Taiwan as a springboard into China and other regions across Asia
  - ➢Acquired 5% (4,185,000 shares) of TAS' issued and outstanding shares
  - ➢Support TAS' current and new businesses by providing satellite links
- **Future Business Development :**
  - ➢Provide satellite data transmission services
    Offer satellite data transmission services to the local bases of enterprises developing their operations in Asia
  - ➢Borderless teleport services in Asia
    Providing maintenance and operation services on an end-to-end basis by seamless networks combining JSAT's teleport center and TAS teleport
  - ➢Digital content distribution in Asia
    Distribute content supplied in Taiwan and Japan to cable TV operators and other broadcasters throughout Asia
  - ➢Create partnerships with telecommunications operators and broadcasters in mainland China and across the Pacific rim

JSAT Corporation

▷ Expanding Global Business: ②
Sakhalin Project

- **Project Points:**
  - ➢Expand into a new service area: providing communications networks to pipeline bases
  - ➢First Japanese satellite communications operator to offer services to Russia
  - ➢Forge alliances with value-added Russian telecom operators
  - ➢Capture untapped demand in Sakhalin, a region affected by the "digital divide"
- **Service Overview:**
  - ➢Communications network connecting six Exxon Neftegas Limited pipeline bases on the Sakhalin-1 Project and Exxon Neftegas headquarters in Houston, Texas (U.S.) via submarine cable from JSAT's Kapolei Earth Station in Hawaii
  - ➢Schedule
    October 1, 2004: Start of services
    February 2005 : Operation start of whole network (scheduled)

JSAT Corporation

JSAT Corporation

▷ Business Outlook for the Second Half of Fiscal 2004

✓Marketing campaign to encourage the spread of JC-HITS and PPV services

✓Partnership with the NTT Group in the Solutions-based business
- Planned start of Cyber Security Net Service trials
- Proposals and sales activities for hybrid network services
- Enhance disaster-readiness business

✓Increase the provision of satellite-based broadband capacity to governments and public agencies in Japan and abroad

✓Steadily increase orders to raise sales of Horizons-1 services

JSAT Corporation

▷ Appendix: The 2nd Operating Results

(Millions of Yen)	FY2004 2Q	FY2003 2Q	Change	FY2004 1Q
Revenues	10,986	11,082	99.1%	10,822
Operating expenses	9,077	8,158	111.3%	8,419
Operating income	1,909	2,924	65.3%	2,402
Ordinary profit	2,002	2,557	78.3%	2,284
Net income	1,090	1,511	72.1%	1,226
Net operating cash flow	4,519	4,637	97.5%	9,416
Earnings per share	3,058.70	3,976.49	76.9%	3,350.57
EBITDA	6,226	6,951	89.6%	6,690
EBITDA margin	56.7%	62.7%	-6.1 point	61.8%

* These Financial results and data are based on Japanese GAAP.

▷ Analysis of the 2nd Quarter Operating Results

	FY2004 2Q	FY2003 2Q	Change	FY2004 1Q
Revenues	10,986	11,082	99.1%	10,822
Cost of services	7,175	6,812	105.3%	6,848
Gross profit	3,811	4,270	89.3%	3,973
Sales & Marketing	1,902	1,345	141.4%	1,571
Operating income	1,909	2,924	65.3%	2,402
Ordinary profit	2,002	2,557	78.3%	2,284
Net income	1,090	1,511	72.1%	1,226

Revenues

【Main Positive Factors】
- ➢Increased the number of channels for the CS broadcasting
- ➢Growing revenues from global businesses

【Main Negative Factors】
- ➢Decreased revenues due to partial cancellation of contract with NTT Communications
- ➢Completion of the School Internet contract

Operating Income

【Main Negative Factors】
- ➢Recorded operating expenses due to the start of JC-HITS service
- ➢Recorded cost of services for Horizons-1
- ➢Increased depreciation (Main factor: Acquisition of the NTT DoCoMo's portion on N-STARa/b)

Ordinary Profit

Slightly decreased comparing to FY04 2Q and the current 1Q, but improved cash flows due to a decrease in interest expenses by repayments of long-term borrowings

* These Financial results and data are based on Japanese GAAP.

▷ Revenues for Each Service

(Millions of Yen)	FY04 2Q	FY03 2Q	Change	FY04 1Q	FY03 1Q	FY03 3Q	FY03 4Q
Network-Related Services	3,989	4,402	90.6%	3,978	3	4,581	4,781
Broadcast & Video Distribution Services	6,957	6,515	106.8%	6,592	6,468	6,557	6,933
Other	39	163	23.9%	250	205	144	180
Total	10,986	11,082	99.1%	10,822	10,881	11,284	11,895

Current situation of each service

Network-Related Services

【Main Positive Factors】
- ・Growing revenues from global businesses: New contracts with overseas government agencies

【Main Negative Factors】
- ・Decreased in revenues due to partial cancellation of contract with NTT Communications

Broadcast & Video Distribution Services

【Main Positive Factors】
- ・Increased the number of channels for CS digital broadcasting

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation

▷ Cash Flow Data

(Millions of Yen)	For three months ended Sep 2004	Sep 2003	June 2004
Operating activities (net cash)	4,519	4,637	9,416
Income before income taxes	1,893	2,566	2,372
Depreciation and amortization	4,241	4,179	4,133
Payments for income taxes	8	8	(1,777)
Other	(1,623)	(2,117)	4,688
Investing activities (net cash)	(4,347)	(6,406)	1,002
Property and equipment	(3,321)	(5,641)	(3,178)
Business investments	(445)	(192)	(15)
Financial investments	(580)	(573)	4,196
Financing activities (net cash)	(505)	896	(9,697)
Proceeds form short-term borrowings	1,170	325	-
Repayments of short-term borrowings	(200)	(800)	(1,000)
Proceeds form long-term borrowings	1,000	3,400	-
Repayments of long-term borrowings	(2,216)	(2,116)	(1,082)
Payments for dividends	*(259)*	*(228)*	*(855)*
Proceeds from sales of treasury stock	-	1,719	-
Payments for purchase of treasury stock	-	(1,402)	(6,743)
Other	-	-	(15)
Cash and cash equivalents at beginning of the quarter	2,952	2,932	2,233
Cash and cash equivalents at end of the quarter	2,633	2,046	2,952

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation

JSAT

If you have any questions, please contact:
Corporate Finance & Investor Relations Division

TEL +81-3-5219-7777
FAX +81-3-5219-7876
URL: http://www.jsat.net/

NOTE: This material contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

Thank you very much for your understanding and supporting JSAT.

November 11, 2004

News Release

JSAT Corporation

JSAT to Form Alliance With Major Taiwanese Telecommunications Operator

First Step to Expanding Business in China and Rest of Asia

JSAT Corporation ("JSAT"; Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki) today announced that it will form an alliance with Teleport Access Services, Inc. ("TAS"; Head Office: Taipei; President: Michael Kuo), a major Taiwanese telecommunications operator, with the aim of expanding services to China and other Asian regions.

1. Overview of Alliance

JSAT will acquire 5% of shares issued and outstanding in TAS. This move will give JSAT the right to participate in TAS' management as an observer at Board meetings. JSAT will also provide TAS with satellite transponder capacity in support of the company's existing and new businesses.

2. Objective of Alliance

This alliance will see JSAT and TAS establish a strategic alliance where the two companies fuse their respective expertise in satellite businesses and other areas, and develop their co-businesses. Maximizing these synergies, the partners will work together on developing new businesses in Asia.

3. New Businesses to be Developed

(1) Provision of Satellite Data Communications Services

In light of the fact that many multinational companies in Japan and Taiwan are now stepping up business activities throughout Asia, JSAT and TAS will provide satellite data communications services for the overseas bases of these companies in China, Southeast Asia and other regions.

(2) Borderless Teleport Service in Asia

Combining JSAT's Teleport Center with TAS' Teleport Facilities, JSAT and TAS will provide customers with end-to-end satellite value added services in Asia.

(3) Digital Content Distribution in Asia

JSAT will provide TAS with satellite transponder capacity, and digital content supplied to cable TV operators and other broadcasters in Taiwan and Japan will be distributed to broadcasters by TAS throughout Asia.

(4) Outlook

JSAT will use collaborative businesses with TAS in Taiwan as a foothold to form partnerships with other telecommunications operators across the Pacific Rim, including China. Through the provision of data communications, content distribution and other services, these partnerships will enable JSAT to expand its business on a global scale.

[Reference]

About Teleport Access Services , Inc. (TAS)

TAS is a major Taiwanese telecommunications operator whose leading shareholders include the Kinpo Electronics Group, one of Taiwan's leading electronics manufacturers. The company's services include satellite communications, multi-media platforms and digital broadcasting.

1. Established:	February 1994
2. Head Office:	Taipei, Taiwan
3. Representative:	President Michael Kuo
4. Major shareholders:	Kinpo Electronics Group
	China Development Industrial Bank
	PCCW-TTN
	Ho Hsin Investment
	Ta-Ya Electric Wire and Cable